UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 2, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the ad hoc release of UBS AG which appears immediately following this page.

Agenda for the Annual General Meeting of UBS AG on 2 May 2013

Zurich/Basel | 02 Apr 2013, 07:00 | Price Sensitive Information

Zurich/Basel, 2 April 2013 – UBS AG today published the agenda for the Annual General Meeting of Shareholders (AGM) on 2 May 2013. The agenda items are as follows:

1. Annual report, Group and Parent Bank accounts for financial year 2012

1.1. Approval of annual report and Group and Parent Bank accounts

1.2. Advisory vote on the compensation report 2012

2. Appropriation of retained earnings and distribution

3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2012

4. Elections

4.1. Reelection of members of the Board of Directors

4.1.1. Axel A. Weber

4.1.2. Michel Demaré

4.1.3. David Sidwell

4.1.4. Rainer-Marc Frey

4.1.5. Ann F. Godbehere

4.1.6. Axel P. Lehmann

4.1.7. Helmut Panke

4.1.8. William G. Parrett

4.1.9. Isabelle Romy

4.1.10. Beatrice Weder di Mauro

4.1.11. Joseph Yam

4.2. Election of Reto Francioni to the Board of Directors

4.3. Reelection of the auditors, Ernst & Young Ltd., Basel

The invitation to the AGM with explanations of the agenda items can be viewed on the UBS website at www.ubs.com/agm. Voting results will also be posted on this webpage during the course of the AGM.

The UBS AG AGM will take place on 2 May 2013 at the Hallenstadion in Zurich-Oerlikon, beginning at 10:30 a.m.

Media attendance

Representatives of the media may register to attend the UBS AG AGM by returning the invitation on page 3 by 26 April 2013 at the latest (see invitation on page 3).

UBS AG

Investor contact

Switzerland:     +41-44-234 41 00

Media Contacts

Switzerland     +41-44-234 85 00

UK                  +44-207-567 47 14

Americas        +1-212-882 58 57

APAC            +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Daniel Morales
Name: Daniel Morales
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 2, 2013